Filed by Delwinds Insurance Acquisition Corp.
pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended, under the Securities Exchange Act of 1934, as amended
Subject Company: Delwinds Insurance Acquisition Corp.
Commission File No.: 001-39783
Date: September 9, 2022

Delwinds Insurance Acquisition Corporation Announces Effectiveness of Registration Statement, Meeting Dates and Updated Transaction Information for the Proposed Business Combination with FOXO Technologies, Inc.

Houston, TX, Sept. 09, 2022 (GLOBE NEWSWIRE) -- Delwinds Insurance Acquisition Corporation (“DWIN”) (NYSE: DWIN), a publicly traded special purpose acquisition company, and FOXO Technologies, Inc. (“FOXO”), a technology company applying epigenetic science and AI to modernize the life insurance industry, announced that DWIN’s registration statement on Form S-4 (the “Registration Statement”), relating to the previously announced proposed business combination between DWIN and FOXO (the “Business Combination”), was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on August 26, 2022.

DWIN will hold a Special Meeting of Stockholders (“Special Meeting”) on September 14, 2022 at 9:00 am Eastern Time to approve the Business Combination and the other proposals set forth in the Registration Statement. DWIN has established August 19, 2022 as the record date for such meeting (“Record Date”). DWIN stockholders of record at the close of business on the Record Date are entitled to vote the shares of common stock of DWIN owned by them at the Special Meeting. If the proposed Business Combination is approved by DWIN stockholders, DWIN anticipates closing the Business Combination promptly after the Special Meeting, subject to the satisfaction or waiver (as applicable) of all other closing conditions. DWIN stockholders who wish to exercise their redemption rights must do so no later than 5:00 pm Eastern Time on September 12, 2022 by following the procedures specified in the definitive proxy statement/prospectus for the Special Meeting, which has been mailed to stockholders commencing on August 30, 2022.

DWIN has scheduled an additional Special Meeting of Stockholders (“Extension Meeting”) on September 14, 2022 at 10:00 am Eastern Time. Stockholders will be asked to consider and vote upon a proposal to amend the amended and restated certificate of incorporation of DWIN (the “Charter”) to extend the date (the “Extension”) by which DWIN is required to consummate its initial business combination from September 15, 2022 until December 15, 2022 (the “Extension Amendment Proposal”). The Extension is being sought to provide additional time for DWIN to complete its initial business combination. Assuming satisfaction (or waiver) of all closing conditions prior to such date, DWIN expects to close the Business Combination on September 15th. The Extension provides additional time in the event that it is needed to execute the closing.

DWIN’s stockholders that have elected to redeem their public shares of DWIN in connection with the Special Meeting and also desire to have such shares redeemed in connection with the Extension Meeting do not need to take any additional action as such shares will be automatically submitted for redemption in connection with the Extension Special Meeting. However, DWIN’s stockholders that have not elected to redeem their public shares of DWIN in connection with the Special Meeting may elect to redeem such shares in connection with the Extension Meeting.

DWIN encourages all shareholders to vote on the proposal(s) for both the Special Meeting and the Extension Meeting.

Upon completion of the Business Combination, DWIN estimates that enterprise value will be approximately $297mm of the combined company and the common stock will trade on the NYSE American Stock Exchange (or another permitted exchange) under the symbol “FOXO”. At the closing of the Business Combination, all remaining DWIN units will separate into their components consisting of one share of DWIN common stock and one-half of one warrant and, as a result, will no longer trade together as a separate security.

DWIN stockholders who need assistance in completing the proxy card, need additional copies of the definitive proxy statement/prospectus, or have questions regarding the Special Meeting or Extension Meeting may contact DWIN’s proxy solicitor, Saratoga Proxy Consulting, by calling (888) 368-0379, or by email at info@saratogaproxy.com.

About Delwinds Insurance Acquisition Corp
Delwinds is a special purpose blank check company formed to effectuate a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Delwinds’ Chairman and Chief Executive Officer is Andrew J. Poole. For more information on Delwinds, visit www.delwinds.com.

About FOXO Technologies, Inc.
FOXO is a technology company aiming to make longevity science fundamental to life insurance. By applying epigenetic science and AI to commercialize saliva-based biomarkers, FOXO plans to simplify the consumer underwriting journey and enhance the consumer value proposition. FOXO’s platform will modernize the life industry with saliva-based underwriting technology and consumer engagement services. FOXO is the parent company of the FOXO Life Insurance Company. For more information about FOXO, visit www.foxotechnologies.com.

Important Information and Where to Find It

Delwinds filed with the SEC a Registration Statement on Form S-4, (as amended, the “Registration Statement”), which contains information about the proposed Business Combination and the respective businesses of FOXO and Delwinds. Delwinds has mailed a final prospectus and definitive proxy statement and other relevant documents to its stockholders. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus or any other document that Delwinds has sent to its stockholders in connection with the Business Combination. The information filed by Delwinds contains substantially more information about FOXO than is being furnished with this communication and may contain information that an investor will consider important in making a decision regarding an investment in Delwinds securities. Delwinds stockholders are urged to read the final prospectus and definitive in connection with the solicitation of proxies for the special meeting to be held to approve the proposed transaction, because these documents contain important information about Delwinds, FOXO and the proposed transaction. Stockholders of Delwinds are also able to obtain a free copy of the proxy statement, as well as other filings containing information about Delwinds, without charge, at the SEC’s website (www.sec.gov) or by calling 1-800-SEC-0330. Copies of the proxy statement and Delwinds’ other filings with the SEC can also be obtained, without charge, at Delwinds’ website at www.delwinds.com/investors or upon written request to One City Centre, 1021 Main Street, Suite 1960, Houston, TX 77002.

Participants In the Solicitation

FOXO and Delwinds and their respective directors and officers and other members of management and employees may be deemed participants in the solicitation of proxies in connection with the proposed business combination. Delwinds stockholders and other interested persons may obtain, without charge, more detailed information regarding directors and officers of Delwinds in the Registration Statement. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from Delwinds’ stockholders in connection with the proposed business combination is included in the definitive proxy statement/prospectus that Delwinds has filed with the SEC.

Forward-Looking Statements

This press release contains statements that constitute “forward-looking statements,” within the meaning of the federal securities laws including statements regarding the expected outcome of the Special Meeting to approve the Business Combination between Delwinds and FOXO, the anticipated consummation date of the Business Combination, the expected listing of the combined company’s stock on the New York Stock Exchange, and the future performance and market opportunities of the combined company. Actual results and performance could differ materially and adversely from those expressed or implied in forward-looking statements. Forward-looking statements are subject to numerous conditions, many of which are beyond the control of Delwinds and FOXO, including those set forth in the Risk Factors section of Delwinds' registration statement and preliminary prospectus for the offering filed with the SEC. Copies are available on the SEC's website, www.sec.gov. Delwinds and FOXO do not undertake any obligation to update these statements for revisions or changes after the date of this release, except as required by law. Neither Delwinds nor FOXO gives any assurance that either Delwinds or FOXO, or the combined company, will achieve its expectations.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Contact:

Delwinds Insurance Acquisition Corp.
Bryce Quin
bryce@delwinds.com

Investor Relations
Cody Slach, Matthew Hausch
Gateway Investor Relations
(949) 574-3860
FOXO@gatewayir.com